Mail Stop 3561

January 11, 2008

By Facsimile and U.S. Mail

Gary G. Winterhalter
Chief Executive Officer
Sally Beauty Holdings, Inc.
3001 Colorado, Blvd
Denton, TX 76210

Re: **Sally Beauty Holdings, Inc.**
         Form 10-K for Fiscal Year Ended September 30, 2007
         Filed November 29, 2007
         File No.'s 1-33145

Dear Mr. Winterhalter:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comparison of Fiscal Years Ended September 30, 2007 and 2006, page 49

Gross Profit, page 49

1. You should disclose the gross margin amounts and percentages for your reportable segments in order to facilitate a more meaningful discussion. See section III.F.1. of SEC Interpretation: Management's Discussion and Analysis of

> Financial Condition and Results of Operations; Certain Investment Company Disclosures, Securities Act Release no. 33-6835.

Selling, General and Administrative Expenses, page 49

2. You identify several factors that contributed to the change in this expense line. For example, you identify unit growth of stores, costs associated with realignment, acquisitions, and additional expenses at your corporate support center. You should quantify the contribution to the aggregate change of the items specifically identified. See SEC Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures, Securities Act Release no. 33-6835.

Cash Provided by Operating Activities, page 56

3. We note your disclosure that cash provided by operating activities increased by $35.6 million. You should highlight the fact that your cash flows from operating activities were impacted by the acquisition of inventory through business acquisitions that are characterized as investing activities.

Critical Accounting Policies, page 60

4. Your disclosures should present more quantitative analysis. For example you could disclose the annual amount of shrinkage and discuss any material changes from period to period. You could discuss your activities with respect to inventory counts and loss prevention. You could also disclose the amount of inventory write downs recorded in each period and discuss material changes and significant trends. With respect to vendor allowances you could disclose the amounts you have accrued where future performance (e.g. continued purchases) is necessary to earn the consideration. You should discuss material occurrences where previously accrued amounts were reversed based upon a determination that it was no longer probable that you would earn a specific vendor allowance. With respect to liabilities associated with self insurance reserves, you should provide a table that discloses period end balances of the reserve, additions, utilization and adjustments along with a discussion of significant changes and trends. Finally, with respect to share based payments you should repeat your disclosure of the amount of share based compensation recorded, the amount of deferred compensation to be expensed in the future, and significant changes recorded during the year as a result of adjustments to estimated forfeiture rates as well as changes in the probability of attainment of performance based awards (if applicable). You might also highlight the fact that changes in estimates used in the Black- Scholes valuation model would impact the value of awards issued in

the future but not those previously issued (unless there was an error in the previous calculation). With respect to the value of future awards, we presume that increases in the value of individual share based awards would impact the total number of awards granted consistent with your compensation policies as more fully discussed pursuant to Regulation S-K Item 402.

Revenue Recognition, page F-12

5. Please include Schedule II, Valuation and Qualifying Accounts for sales returns and allowances and inventory reserves as required by Regulation S-X 05-04(c).

Note 12 – Long Term Debt, page F-25

6. We note the disclosures made on page 25 of the Form 10-K. Please disclose the restrictions on the payment of dividends. See Regulation S-X Rule 4-08(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief